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                             [SPSS INC. LETTERHEAD]


August 31, 2004

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:    SPSS Inc.
       Registration Statement on Form 8-A12G Filed June 18, 1998
       (File No. 000-22194)
       Registration Statement Withdrawal Request

Ladies and Gentlemen:

         SPSS Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on June 18, 1998 (File No. 000-22194) (the "1998 Registration Statement").

         The 1998 Registration Statement was filed to register the Company's common stock purchase rights as a separate class of securities pursuant to
Section 12(g) of the Exchange Act. However, the Company believes that it is appropriate to register the common stock purchase rights as an attribute of the common stock, instead of as a separate class of securities. Therefore, the Company has filed a Form 8-A12G/A amending its Registration Statement on Form 8-A, filed on August 4, 1993 (the "1993 Registration Statement"), to add a description of the common stock purchase rights. Accordingly, the Company is now making this request for the withdrawal of the 1998 Registration Statement.

         No securities have been or will be sold pursuant to the 1998 Registration Statement. Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of the 1998 Registration Statement as soon as reasonably possible.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to Erin S. Rosenberg, Esq. of McGuireWoods LLP via facsimile at (312) 920-6173 and via mail at Erin Rosenberg, McGuireWoods LLP, 77 West Wacker Drive, Suite 4100, Chicago, Illinois 60601.

         If you have any questions or commends or require further information or documentation, please contact David S. Guin of McGuireWoods LLP (312-750-3501), or Erin S. Rosenberg of McGuireWoods LLP (312-750-2772).


                                  Respectfully,

                                  SPSS INC.


                                  By:    /s/ Jack Noonan
                                     -----------------------------------------
                                  Name:  Jack Noonan
                                  Title: President and Chief Executive Officer